
June 23, 2023

Dana Green
Chief Executive Officer
GlobalTech Corp
3550 Barron Way, Suite 13a
Reno, NV 89511

> **Re: GlobalTech Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **File No. 000-56482**

Dear Dana Green:

We issued comments to you on the above captioned filing on May 30, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expected you to provide a complete, substantive response to these comments by June 22, 2023.

As a result, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kyle Wiley at 202-344-5791 or Larry Spirgel at 202-551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Sean Neahusan